TOKYO AOYAMA AOKI LAW OFFICE

OFFICES OF BAKER & MCKENZIE

ATTORNEYS AT LAW

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN

(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)

TEL:(81-3)5157-2700 FAX:(81-3)5157-2900

EUROPE MIDDLE EAST: AMSTERDAM, ANTWERP, BAHRAIN, BARCELONA, BERLIN, BOLOGNA, BRUSSELS, BUDAPEST, CAIRO, DÜSSELDORF, FRANKFURT, GENEVA, KYIV, LONDON, MADRID, MILAN, MOSCOW, MUNICH, PARIS, PRAGUE, RIYADH, ROME, ST.PETERSBURG, STOCKHOLM, WARSAW, ZÜRICH

ASIA PACIFIC: ALMATY, BAKU, BANGKOK, BEIJING, HANOI, HO CHI MINH CITY, HONG KONG, MANILA, MELBOURNE, SINGAPORE, SYDNEY, TAIPEI, TOKYO

NORTH AND SOUTH AMERICA: BOGOTÁ, BRASILIA, BUENOS AIRES, CALGARY, CARACAS, CHICAGO, DALLAS, GUADALAJARA, HOUSTON, JUÁREZ, MÉXICO CITY, MIAMI, MONTERREY, NEW YORK, PALO ALTO, PORTO ALEGRE, RIO DE JANEIRO, SAN DIEGO, SAN FRANCISCO, SANTIAGO, SÃO PAULO, TIJUANA, TORONTO, VALENCIA, WASHINGTON,D.C.



File No. 82-5227

June 5, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Personnel Changes (dated June 2, 2003)
- Notice of Court Judgment (in Favor of the Company) (dated June 4, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation)

File No. 82-5227

June 2, 2003

Dear Sirs,

Name of Company: Sammy Corporation
Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)
(Code No. 6426, Tokyo Stock Exchange 1st Section)
Further Inquiry: Hideo Yoshizawa Executive Officer and Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Personnel Changes

Notice is hereby given that personnel changes were implemented as described below:

Description

Personnel changes:

As of June 1, 2003

New Title	Name	Former Title
General Manager of Personnel Department and General Manage of General Affairs Department, Administration Division	Masayuki Hayashi	General Manager of Personnel Department, Administration Division
General Manager of Information Technology Department, Administration Division	Atsushi Sugai	General Manager of Information Technology Department and General Manage of General Affairs Department, Administration Division

- END -

(Translation) **File No. 82-5227**

June 4, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi
President and Chief Executive Officer

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa
Executive Officer and Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

Notice of Court Judgment (in Favor of the Company)

Notice is hereby given that with regard to the action against Sammy Corporation (the "Company") for infringement of patents filed with the Tokyo High Court by Aruze Corp., a judgment in favor of the Company was delivered, as described below:

Description

1. Background of the action

The plaintiff, Aruze Corp., filed this action against the Company as of February 22, 2000, alleging that a pachislot game machine "*Kamen Rider V3*" of the Company infringed the patent rights of Aruze Corp. and claimed damages of ¥1,500,000,000 therefor. On June 25, 2002, the Tokyo District Court delivered a judgment of "dismissing the plaintiff's claim." Dissatisfied with the judgment, Aruze Corp. appealed to the Tokyo High Court as of July 5, 2002.

2. Outline of the judgment

(1) Date of judgment: June 4, 2003

(2) Contents:

The court finds in favor of the Company as described below:

(a) The appeal shall be dismissed.

(b) The appellant shall bear the cost of the appeal.

3. Future prospects

At the present moment, this judgment is not expected to affect business results of the Company.

- END -